Lang Michener llp	FAX COVER SHEET

Barristers & Solicitors

1500 Royal Centre, 1055 West Georgia Street
P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7
Telecopier: (604) 685-7084
Telephone: (604) 689-9111

THIS MESSAGE IS ONLY INTENDED FOR THE USE OF THE INDIVIDUAL OR ENTITY TO WHICH IT IS ADDRESSED AND MAY CONTAIN INFORMATION THAT IS PRIVILEGED, CONFIDENTIAL AND EXEMPT FROM DISCLOSURE. If the reader of this message is not the intended recipient or an employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution, or copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original message to us by mail. Thank you.

TO:	Ms. Goldie B. Walker, Financial Analyst	FAX NO.:	(202) 772-9206
FIRM:	U.S. Securities and Exchange Commission	TEL NO.:	(202) 551-3234
CITY:	Washington, D.C.

FROM:	Thomas J. Deutsch Direct Line: (604) 691-7445 Direct Fax: (604) 893-2679 E-Mail: tdeutsch@lmls.com	DATE:	June 5, 2006
FIRM:	Lang Michener llp, Vancouver	FILE NO.	57826-0005
RE:	Jackson Ventures, Inc. Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-132549
MESSAGE:	Dear Ms. Walker,

We are writing in furtherance of our most recent discussions and our most recent facsimile with suggested and further revisions to the proposed Amendment No. 2 to the registrant's Form SB-2 registration statement in this matter and, in particular, responding to the Staff's repeat of its previous comment numbered "2." from the SEC's most recent letter of May 4, 2006 as addressed to the registrant.

As discussed, we are hereby, and in advance of actually filing the registrant's Amendment No. 2 to its Form SB-2, providing you with a redraft of the relevant sections of the same which, we respectfully suggest, might now provide adequate disclosure of the relevant and similar surrounding facts of the registrant's and Fortune Partner's registration statement and reverse merger.

NUMBER OF PAGES (INCLUDING THIS COVER SHEET):    6

STATUS OF ORIGINAL: IN FILE

IF YOU DO NOT RECEIVE ALL PAGES CALL TOM AT (604) 689-9111, LOCAL 7445

We sincerely hope that, if the attached now meets with the Staff's approval, that we might now hear back from you with a view to allowing the registrant to file Amendment No. 2 to its Form SB-2 with the within revisions and in order that the registrant might then request the Staff's consent to an accelerated filing consequent thereon.

We thank you in advance again for the opportunity of communicating with you in this manner, and we now eagerly await to hear back from you on this matter at your earliest possible opportunity hereafter. If you don't mind I will be calling you before lunch tomorrow to canvass your thoughts in this matter.

Kindest regards, Tom. Deutsch for Lang Michener LLP.

a selling shareholder or as to the number of common shares that will be held by a selling shareholder upon the termination of such offering.

James A. Gheyle, our President, Chief Executive Officer and a member of our Board of Directors, and Alan Whittingham, a non-executive member of our Board of Directors, took a leading role in forming our company on August 23, 2005 for the purpose of engaging in mineral exploration. Messrs Gheyle and Whittingham had previously been involved in Fortune Partners, Inc. ("Fortune Partners"), when it was still an early stage mineral exploration company. Fortune Partners effected a change of business by completing the acquisition of Power Air Tech, Inc. ("PAT"), a development stage company engaged in exploiting zinc-air fuel cell technology, on September 30, 2005. It recently changed its name to Power Air Corporation and its common stock trades on the OTC Bulletin Board.

Mr. Whittingham, who had served as a non-executive director of Fortune Partners since December 1, 2004, resigned from the board of directors of that company upon its acquisition of PAT on September 30, 2005. He, together with Mr. Gheyle, who was then a shareholder of Fortune Partners, decided to form our company to engage in mineral exploration in part due to the experience they had gained in Fortune Partners while it was still a mineral exploration company.

Messrs. Whittingham and Gheyle then contacted, or were approached by, certain original seed capital shareholders of Fortune Partners, and certain persons connected with original seed capital shareholders of Fortune Partners, who expressed an interest in investing in our company, including the following Selling Shareholders of our company: Dimka Boussy (a Selling Shareholder, is the mother of our President and an original Fortune Partners shareholder); Peter Padden (a Selling Shareholder, is the husband of Heather Padden, an original Fortune Partners shareholder), Justin Temple (a Selling Shareholder, is the son of Carla Temple, an original Fortune Partners shareholder); Thomas J. Deutsch (the beneficial owner of a Selling Shareholder, is a partner with the law firm of Lang Michener LLP, independent legal counsel to each of Power Air and our company); Dave Vadik (a Selling Shareholder, is the husband of Jennifer Vadik, an original Fortune Partners shareholder); Kristine Welch (a Selling Shareholder, is the daughter-in-law of Robert Welch, an original Fortunes Partners shareholder); Chen Zou (an original Fortune Partners shareholder) and Wei Zou (Chen Zou's brother). In addition, Louis Gheyle, an original Fortune Partners shareholder, is the father of our President.

Our company, like Fortune Partners before its acquisition of PAT, is currently an early stage company principally involved in mineral exploration and development, and certain Selling Shareholders named in this prospectus include persons who were original seed capital shareholders of Fortune Partners, or who are related to certain original seed capital shareholders of Fortune Partners. This may lead to speculation that our company will seek to effect a change of business by way of an acquisition of a target company in a manner similar to Fortune Partners' acquisition of PAT. However, our company's management presently has no such intention and is focused on executing its mineral exploration business plan as reflected in its plan of operations. Management knows of no pending or contemplated material fact or matter, acquisition or otherwise, which could cause our company to deviate from the plan of operations as set forth in this prospectus.

Our company has a specific business plan which is reflected in the plan of operations set forth in this prospectus. Accordingly, our company is not presently a "blank check company" within the meaning of Rule 419 under the Securities Act of 1933. If, however, during any period in which offers for, or sales of, any of our company's securities are being made pursuant to this prospectus, a material acquisition or other form of transaction becomes probable, our company shall be required to promptly file a post-effective amendment to the Registration Statement which includes this prospectus. The post-effective amendment will have to comply with all applicable form requirements, SEC rules and Industry Guidelines, and will have to include, if applicable, updated financial statements of our company and the company proposed for acquisition, as well as any pro forma financial information required by applicable rules and regulations. At that point in time, if any, the provisions of Rule 419 may then become applicable to our company.

PLAN OF DISTRIBUTION

Timing of Sales

The selling shareholders may offer and sell the shares covered by this prospectus at various times. The selling shareholders will act independently of Jackson Ventures in making decisions with respect to the timing, manner and size of each sale.

17       DeltaView comparison of interwovenSite://KM001/LegalDocs/1186450/1 and interwovenSite://KM001/LegalDocs/1186450/3. Performed on 6/5/2006.

independent communications dealer where he managed a few national accounts for Rogers Communications Inc., offering cellular and wireless data solutions for large corporations. From 1994 to 2004 he established Web Works Ltd., a commercial website design company, where his role was Chief Operations Officer, offering websites, online e-commerce solutions, hosting and mail servers. From May 1997 to February 2003 he was employed by The Loan Arranger Ltd., a company in the community financial industry. His role was to design and develop computer systems which track transactions and controls of daily operations. From June 2003 to present Mr. Whittingham formed Cashco Money Centres Inc., a community financial company, where he operates as the Chief Operations Officer. Cashco Money Centres Inc. offers short term loans, vehicle financing and mortgages. ~~From December 1, 2004 until September 30, 2005,~~ Mr. Whittingham ~~was~~, who had served as a non-executive director of Fortune Partners~~, Inc.; which has recently changed its name to Power Air Corporation and whose common shares presently trade on the OTCBB; a development stage company which was previously and principally involved in mineral exploration and development~~ since December 1, 2004, resigned from the board of directors of that company upon its acquisition of PAT on September 30, 2005. He, together with Mr. Gheyle, who was then a shareholder of Fortune Partners, decided to form our company to engage in mineral exploration in part due to the experience they had gained in Fortune Partners while it was still a mineral exploration company.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above. James A. Gheyle, our President, Chief Executive Officer, Principal Executive Officer and director, currently spends 10% of his time on the company's business. Adrian C. Ansell, our Secretary, Treasurer, Chief Financial Officer, Principal Accounting Officer and a director, currently spends 10% of his time on the company's business. Christopher J. Turley, a director, currently spends 1% of his time on the company's business. Alan Whittingham, a director, currently spends 1% of his time on the company's business.

Committees of the Board Of Directors

We presently have an Audit Committee comprised of Messrs Gheyle, Turley and Whittingham. We presently do not have a compensation committee, a nominating committee, an executive committee of our Board of Directors, stock plan committee or any other committees. However, our Board of Directors is considering establishing various committees during the current fiscal year.

Family Relationships

There are no family relationships among our directors or officers.

Mr. Whittingham, who had served as a non-executive director of Fortune Partners since December 1, 2004, resigned from the board of directors of that company upon its acquisition of PAT on September 30, 2005. He, together with Mr. Gheyle, who was then a shareholder of Fortune Partners, decided to form our company to engage in mineral exploration in part due to the experience they had gained in Fortune Partners while it was still a mineral exploration company. Messrs. Whittingham and Gheyle then contacted, or were approached by, certain original seed capital shareholders of Fortune Partners, and certain persons connected with original seed capital shareholders of Fortune Partners, who expressed an interest in investing in our company, including the following Selling Shareholders of our company: Dimka Boussy (a Selling Shareholder, is the mother of our President and an original Fortune Partners shareholder); Peter Padden (a Selling Shareholder, is the husband of Heather Padden, an original Fortune Partners shareholder), Justin Temple (a Selling Shareholder, is the son of Carla Temple, an original Fortune Partners shareholder); Thomas J. Deutsch (the beneficial owner of a Selling Shareholder, is a partner with the law firm of Lang Michener LLP, independent legal counsel to each of Power Air and our company); Dave Vadik (a Selling Shareholder, is the husband of Jennifer Vadik, an original Fortune Partners shareholder); Kristine Welch (a Selling Shareholder, is the daughter-in-law of Robert Welch, an original Fortunes Partners shareholder); Chen Zou (an original Fortune Partners shareholder) and Wei Zou (Chen Zou's brother). In addition, Louis Gheyle, an original Fortune Partners shareholder, is the father of our President.

21     DeltaView comparison of interwovenSite://KM001/LegalDocs/1186450/1 and interwovenSite://KM001/LegalDocs/1186450/3. Performed on 6/5/2006.

for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated on August 23, 2005 under the laws of the State of Nevada. On the date of our incorporation we appointed James A. Gheyle, as our President, Secretary and a director, and Adrian C. Ansell, as our Treasurer and a director. On September 30, 2005, Mr. Gheyle resigned as Secretary and was appointed Chief Executive Officer and Principal Executive Officer, and Mr. Ansell was appointed Secretary and Principal Accounting Officer. On September 30, 2005, Mr. Gheyle was appointed as a director. On February 3, 2006, Christopher J. Turley and Alan Whittingham were appointed as directors of our company.

Messrs. Gheyle and Ansell participated in the initial private placement of our securities on September 30, 2005, each purchasing 2,000,000 shares at a price of $0.001 per share.

DESCRIPTION OF BUSINESS

OVERVIEW

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We own 13 mineral claims located in the La Plata Mountains and La Plata Mining District of southwest Colorado covering an area of approximately 260 acres that we believe are prospective for gold and copper mineral deposits. These mineral claims do not contain any substantiated mineral deposits or reserves of minerals. Minimal exploration has been carried out on these claims. Accordingly, additional exploration of these mineral claims is required before any determination as to whether any commercially viable mineral deposit may exist on our mineral claims. Our plan of operations is to carry out preliminary exploration work on our mineral claims in order to ascertain whether our mineral claims warrant advanced exploration to determine whether they possess commercially exploitable deposits of gold and copper. We will not be able to determine whether or not our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on that work concludes economic viability.

We acquired our mineral claims in December of 2005. We have obtained a geological report on our Colorado claims that has recommended an exploration program on our property. We have determined to proceed with the first phase of this recommended exploration program. The estimated cost of this exploration program is $19,000. At December 31, 2005, we had cash of $75,959 and working capital of $69,021. Accordingly, we have sufficient funds to enable us to complete this initial phase of our exploration program. We will, however, require additional financing in order to complete full exploration of our mineral claims to determine whether any mineral deposit exists on our minerals claims. Even if we determine that a mineral deposit exists on our mineral claims, an economic evaluation must be completed before the economic viability of commercial exploitation of our mineral claims could be completed. Both advanced exploration and an economic determination will be contingent upon the results of our preliminary exploration programs and our ability to raise additional financing in order to proceed with advanced exploration and an economic evaluation. There is no assurance that we will be able to obtain any additional financing to fund our exploration activities.

James A. Gheyle, our President, Chief Executive Officer and a member of our Board of Directors, and Alan Whittingham, a non-executive member of our Board of Directors, took a leading role in forming our company on August 23, 2005 for the purpose of engaging in mineral exploration. Messrs Gheyle and Whittingham had previously been involved in Fortune Partners, when it was still an early stage mineral exploration company. Fortune Partners effected a change of business by completing the acquisition of PAT, a development stage company engaged in exploiting zinc-air fuel cell technology, on September 30, 2005. It recently changed its name to Power Air Corporation and its common stock trades on the OTC Bulletin Board. Mr. Whittingham, who had served as a non-executive director of Fortune Partners since December 1, 2004, resigned from the board of directors of that company upon its acquisition of PAT on September 30, 2005. He, together with Mr. Gheyle, who was then a shareholder of Fortune Partners, decided to form our company to engage in mineral exploration in part due to the experience they had gained in Fortune Partners while it was still a mineral exploration company.

25     DeltaView comparison of interwovenSite://KM001/LegalDocs/1186450/1 and interwovenSite://KM001/LegalDocs/1186450/3. Performed on 6/5/2006.

Our company, like Fortune Partners before its acquisition of PAT, is currently an early stage company principally involved in mineral exploration and development, and certain Selling Shareholders named in this prospectus include persons who were original seed capital shareholders of Fortune Partners, or who are related to certain original seed capital shareholders of Fortune Partners. This may lead to speculation that our company will seek to effect a change of business by way of an acquisition of a target company in a manner similar to Fortune Partners' acquisition of PAT. However, our company's management presently has no such intention and is focused on executing its mineral exploration business plan as reflected in its plan of operations. Management knows of no pending or contemplated material fact or matter, acquisition or otherwise, which could cause our company to deviate from the plan of operations as set forth in this prospectus.

Our company has a specific business plan which is reflected in the plan of operations set forth in this prospectus. Accordingly, our company is not presently a "blank check company" within the meaning of Rule 419 ~~of the SEC, in that our company has a specific business plan and plan of operations as set in this prospectus.~~under the Securities Act of 1933. If, however, during any period in which offers for, or sales ~~for~~of, any of our company's securities are being made~~, a significant~~ pursuant to this prospectus, a material acquisition or other form of transaction becomes probable, our company shall be required to promptly file a post-effective amendment to ~~this~~the Registration Statement ~~disclosing the information specified by the applicable registration statement~~which includes this prospectus. The post-effective amendment will have to comply with all applicable form requirements, SEC rules and Industry Guidelines, ~~including~~and will have to include, if applicable, updated financial statements of ~~the registrant~~our company and the company ~~to be acquired~~proposed for acquisition, as well as any pro forma financial information required by ~~the form and~~ applicable rules and regulations. At that point in time, if any, ~~other~~the provisions of Rule 419 may then become applicable to our company.

EXPLORATION STAGE COMPANY

We are an exploration stage company. We are considered an exploration or exploratory stage company as we are involved in the examination and investigation of land that we believe may contain valuable minerals, for the purpose of discovering the presence of ore, if any, and its extent. Since we are an exploration stage company, there is no assurance that a commercially viable mineral deposit exists on any of our properties, and a great deal of further exploration will be required before a final evaluation as to the economic and legal feasibility for our future exploration is determined. We have no known reserves of any type of mineral. To date, we have not discovered an economically viable mineral deposit on the mineral property, and there is no assurance that we will discover one.

ACQUISITION OF OUR COLORADO MINERAL CLAIMS

On December 28, 2005, we entered into a Mineral Claims Purchase Agreement with Gold-Ore Resources Ltd. ("Gold-Ore") whereby we purchased a 100% interest in 12 unpatented lode claims and one patented lode claim located in the La Plata Mining District in the La Plata County of Colorado. In January of 2006 legal title to the 13 claims was transferred from Gold Ore to us. We obtained a geographical report on these mineral claims prepared by J.E. Christoffersen, B.Sc., MBA, P. Eng, in November of 2005.

Our Ownership Interest in the Colorado Mineral Claims

We own title to each of 13 mineral claims. Our ownership of certain of our patented mineral claims is subject to a 1.5% net smelter royalty in favour of Phelps Dodge Mining Company, who were previously owners of those claims. Each unpatented claim covers an area measuring 20.66 acres. The patented claim covers an area measuring 10.33 acres. The total area of the thirteen mineral claims is approximately 260 acres.

Our mineral claims consist of 13 mineral claims located in the La Plata Mining District of southwest Colorado. The mineral claims have the following legal description:

Claim Name	Serial Number
AT 16 (unpatented)	CMC 251482
AT 17 (unpatented)	CMC 251483
AT 18 (unpatented)	CMC 251484

26     DeltaView comparison of interwovenSite://KM001/LegalDocs/1186450/1 and interwovenSite://KM001/LegalDocs/1186450/3. Performed on 6/5/2006.